LATHROP & GAGE L.C.

2345 GRAND BOULEVARD, SUITE 2800

KANSAS CITY, MISSOURI 64108

April 17, 2006

Via Facsimile (202) 772-9203

and Edgar

Jeffrey B. Werbitt

Attorney-Advisor

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Re:	Boston Financial Qualified Housing Tax Credits L.P. V
Schedule TO-T filed by Paco Development, L.L.C.
Filed on March 15, 2006
File No. 005-80085

Dear Mr. Werbitt:

We received your letter dated March 28, 2006 (the “Comment Letter”), in which you commented on the Schedule TO-T (the “Schedule TO”) described above. The responses of Paco Development, L.L.C. ("Paco") to your comments are set forth below. For your convenience, the original comments from your Comment Letter are reproduced below in bold type. Capitalized terms used herein have the same meanings as in the Schedule TO.

General

1.

What consideration was given to whether the member(s) and/or the control persons of Paco and SLCas are bidders in this tender offer? In this regard, please advise whether Paco and/or SLCas will be the source of funding for the offer. See also Section II.D.2 of the Division of Corporation Finance’s Current Issues and Rulemaking Projects Outline available on our website at www.sec.gov. To the extent that you revise your Schedule TO to include others as bidders, please revise your Schedule TO and Offer to Purchase accordingly. Also, what consideration was given to the inclusion of the other “13D Joint Filers” as bidders in this Offer. We remind you that “bidder” is any person who makes a tender offer or on whose behalf a tender offer is made. In responding to this comment, your response should clearly explain the relationship and role of each “13D Joint Filer.”

Response: Rule 14d-1(c)(1) of Regulation 14D defines a "bidder" in a tender offer as "any person who makes a tender offer or on whose behalf a tender offer is made." As Paco is the only actual bidder making the tender offer, the only other way for others to be a bidder is if the tender offer was made on their behalf, i.e., that other person or entity was deemed a "nominal bidder." Relevant factors set forth in Section II.D.2 of the Division of Corporation

Finance’s Current Issues and Rulemaking Projects Outline (the "Outline") regarding determination of who is a bidder include (i) whether the person played a significant role in initiating, structuring, and negotiating the tender offer, (ii) whether the person is acting together with the named bidder, (iii) to what extent did or does the person control the terms of the offer, (iv) whether the person is providing financing for the tender offer, or playing a primary role in obtaining financing, (v) whether the person controls the named bidder, directly or indirectly, (vi) whether the person formed the nominal bidder, or caused it to be formed, and (vii) whether the person would beneficially own the securities purchased by the named bidder in the tender offer or the assets of the target company.

Paco included SLCas, LLC (“SLCas”) as a filing person as it is the source of funding and the sole member of Paco, and thus an indirect beneficial owner of the securities. However, neither the managers of SLCas and Paco (the "Managers"), the sole member of SLCas, Sandra Castetter ("Castetter"), nor the 13D Filers should be deemed a nominal bidder, because the tender offer is not being made on their behalf.

In the case of the Managers, those individuals are acting in their capacity as managers of their respective entities by executing their duties on behalf of the entity they are managing, and not on their own behalf. They are not providing financing for the tender offer and did not form Paco or cause it to be formed. Moreover, the Managers would not beneficially own any of the units acquired in the tender offer, because they do not have any beneficial interest, direct or indirect in Paco.

Regarding Castetter, the fact that she is the sole equity owner of SLCas does not automatically mean that she should be viewed as a bidder. As stated in Section II.D.2 of the Outline, "[t]he fact that . . . other persons control the purchaser through share ownership does not mean that the entity is automatically viewed as a bidder. Instead, we look at the parent's or control person's role in the tender offer." (emphasis added) In this case, although Castetter is the sole member of SLCas (which is the sole member of the Paco), SLCas did not have a role in the tender offer. Rather, Paco's managers make decisions on Paco's behalf with respect to investment of Paco's funds.

Castetter is the sole member of SLCas, which is an entity that primarily invests in real estate and other business ventures in real estate. Castetter does not have a role in or control over the investment of SLCas's funds, with respect to the tender offer or otherwise. Furthermore, Castetter did not play a role in initiating, structuring, and negotiating the tender offer, nor did she play a role in obtaining financing. As is disclosed in the tender offer to Purchase, SLCas is providing financing for the offer. Furthermore, Castetter is not "acting together" with the Paco, nor does Castetter control the terms of the offer.

Lastly, Paco is not making the offer on the behalf of Anise, L.L.C. or Park G.P., Inc. (the "Other Persons"), as the Other Persons did not play a role in initiating, structuring and negotiating the tender offer, are not "acting together" with Paco in connection with the tender offer, and do not have any control over the terms of the tender offer. Again, Paco's managers, on Paco's behalf, determined the terms of the tender offer on behalf of Paco. Furthermore, the Other Persons do not control Paco, directly or indirectly, and did not form Paco or cause it to be formed, nor would the Other Persons beneficially own the Units acquired in the tender offer. Regarding financing, the Other Persons are not financing the tender offer or playing a role in obtaining financing.

Because the facts do not indicate that the tender offer is being made on the behalf of the Managers, Castetter, or the Other Persons, those persons should not be deemed nominal bidders.

Offer to Purchase for Cash

Summary of the Offer, page 4

2.

We note that the summary of your Offer consists only of factors that “Unit Holders are urged to consider.” Please revise your disclosure to provide a materially complete summary of the most material terms of the proposed Offer. See Item 1001 of Regulation M-A. For example, but without limitation, it does not appear that your summary addresses why you are making this Offer, when the expiration will end, whether there are conditions to this Offer, the material tax consequences if a Unit Holder accepts this offer and the withdrawal rights that accompany this Offer.

Response: The Schedule TO has been revised in response to your comment.

Details of the Offer, page 7

2. Acceptance for Payment and Payment of Purchase Price, page 9

3.

We note that the Purchaser believes that the Partnership is charging a transfer fee of $10.00 per unit, with a $100 minimum fee and $250.00 maximum fee. To the extent that you learn otherwise, we remind you of your obligation under Rules 13e-4(c)(3) and 13e-4(e)(3) to amend the Schedule to reflect a material change in the information previously disclosed. Please confirm your understanding.

Response: Paco hereby confirms its understanding of the obligations under Rules 13e-4(c)(3) and 13e-4(e)(3) to amend the Schedule TO to reflect a material change in the information previously disclosed.

7. Conditions of the Offer, page 12

4.

A tender offer may only be subject to conditions that are not within the direct or indirect control of the bidder and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. For example, revise the bullet points to avoid the terms “threatened” or “proposed” as it is unclear how a “threatened” or “proposed” event can be objectively determined. Also, revise to eliminate references to events that may “indirectly” affect the Offer.

Response: The Schedule TO has been revised in response to your comment.

5.

Many of these offer conditions are excessively broad and general in nature. For example, you state that you may terminate the offer if a state court, government, administrative agency or other governmental authority “seeks to impose any material condition to the Offer unacceptable to the Purchaser, which determination will be made in the Purchaser’s reasonable judgment.” Similarly, you reserve the right to end the offer upon becoming “aware of any previously undisclosed fact that has or with the passage of time would have a material adverse effect on the value of the Units or the Partnership properties.” While you may condition your offer on any number of specifically described and objectively verifiable conditions, we believe the scope of some of your conditions in this section is so broad as to potentially render this offer illusory. Please revise generally.

Response: The Schedule TO has been revised in response to your comment.

Certain Information Concerning the Partnership, page 15

6.	Please revise to update the address of the Commission. The Commission is now located at 100 F Street, N.E., Washington, DC 20549.

Response: The Schedule TO has been revised in response to your comment.

Determination of Offer Price, page 17

7.

We note that you reviewed secondary market prices over the prior two years, which ranged from $35.00 to $61.00. Please expand your disclosure to provide a materially complete summary of how the offer price was determined. See Section III.B. of Exchange Act Release No. 34-43069.

Response: As set forth in the Offer to Purchase, in establishing the Offer price, Paco reviewed secondary market prices over the prior two years, which, according to Direct Investments Spectrum, ranged from $35.00 to $61.00. Additionally, Paco reviewed certain publicly available information including among other things: (i) Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q and (ii) other reports filed with the Securities and Exchange Commission, including the Partnership’s cash on hand, debt obligations and net income. Paco did not obtain independent valuations or appraisals of the assets. Paco did not develop an estimated current liquidation value or valuation for the Partnership’s Units due to the Partnership not granting Paco access to the Partnership’s books and records or the Partnership’s limited partnership agreement (including partnership agreements in the other limited partnerships in which it has an interest). Paco believes this information is necessary to establish a valuation for the Partnership.

Certain Information Concerning the Purchaser, page 16

8.

We note that SLCas may also be deemed a bidder as a result of its ownership of the Purchaser. In light of the fact that SLCas is specifically named as a filing person on the facing page of your Schedule TO, revise to definitively disclose that SLCas is a bidder in this transaction.

Response: The Schedule TO has been revised in response to your comment by adding SLCas as a bidder.

9.	You disclose that the Purchaser expects to obtain the necessary funds from “committed equity contributions.” Please expand your disclosure to quantify the “committed equity contributions” that you expect. See Item 1007(a) of Regulation M-A. Also, if there are any conditions to the expected financing, please disclose. Disclose whether you have alternative financing arrangements in the event that your expected “committed equity contributions” fall through. See Item 1007(b) of Regulation M-A.

Response: The Schedule TO has been revised in response to your comment.
10.	Please quantify the expected estimated expenses in connection with this transaction. See Item 1007(c) of Regulation M-A.

Response: Item 7 of the Schedule TO requires that the offeror "[f]urnish the information required by Item 1007(a), (b) and (d) of Regulation M-A (§229.1007 of this chapter)." As the information required by Item 1007(c) is not required, Paco believes its existing disclosure is sufficient.

Federal Income Tax Matters, page 19

11.

We note your disclosure that “[a]ll of the foregoing is subject to change, and any such change could affect the continuing accuracy of this summary.” To the extent that your disclosure changes, we remind you of your obligation under Rules 13e-4(c)(3) and 13e-4(e)(3) to amend the Schedule to reflect a material change in the information previously disclosed. Please confirm your understanding.

Response: Paco hereby confirms its understanding of the obligations under Rules 13e-4(c)(3) and 13e-4(e)(3) to amend the Schedule TO to reflect a material change in the information previously disclosed.

Closing Comments

While acknowledging the Staff's position, and without implying any specific issue with such position, we respectfully decline to make the statements requested. There is no requirement that we do so. To the extent the requested statements are accurate statements of applicable law, there is no reason to obtain from bidders a recitation of such law. To the extent the statements go beyond applicable law or reflect interpretations of law that may be open to dispute, it would not be fair or appropriate to require bidders to make statements that might prejudice their right to take a contrary position at some later time, if the occasion arose.

Please do not hesitate to contact me at (816) 460-5806 with any questions or comments you may have regarding the above responses.

Very truly yours,

LATHROP & GAGE L.C.

By: /s/ Scott M. Herpich
Scott M. Herpich